

Mail Stop 3561

April 8, 2010

Mr. Mark Grewal
Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

> **RE:** **S&W Seed Company**
> **Amendment to Registration Statement on Form F-1**
> **File No. 333-164588**
> **Filed March 26, 2010**

Dear Mr. Grewal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed March 26, 2010

Risk Factors, page 11

1. We note the disclosure added to the second risk factor on page 20 in response to comment 5 from our letter dated March 10, 2010 that "an effective and current registration statement is not expressly required by the terms of the warrants" and then focus on the availability of a state exemption or qualification for the exercise

of the warrants. Given that the warrants are being offered pursuant to a registered offering, the exercise of the warrants would also require an effective registration statement be available. Please revise the disclosure accordingly or advise.

Use of Proceeds, page 25

2.   We reissue comment seven from our letter dated March 10, 2010. Please clearly disclose those conditions that would lead to a reallocation in the use of proceeds and clarify how the proceeds would be revised. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations

Six Months Ended December 31, 2008 Compared to the Six Months Ended December 31, 2009, page 35

General

3.   We note your response to our prior comment eight. Our prior comment will be re-issued as we were not able to find the indicated changes to your analysis. Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line items. For example, quantify the impact of revenue attributable to the quantity of seeds sold compared to changes in pricing from the prior period in U.S. Dollars.

4.   We note your response to comment 11 from our letter dated March 10, 2010 in which you indicate that Genetics International owed you $675,168 as of March 23, 2010, for amounts due as of December 31, 2009. Your response indicates that you are in communications with this customer. Please revise to provide us with more detail regarding the status of these communications, advise us of the typical collection time for this distributor, whether this is atypical of your relationship with them, and whether there is any specific issue holding up payment or otherwise impacting your relationship with them.

Business, page 44

5.   Please provide the source of all statistical information used in the prospectus, as requested in comment 17 from our letter dated March 10, 2010. For instance, we note the statement on page 45 that "85% of US alfalfa seed is produced in California, Idaho, Oregon, Washington and Nevada" and the statement on page 46

that "based on historical trends, high intensity sweeteners are expected to increase their share of the global sweetener market annually." In addition, provide a citation to the 2009 press release by Mintel International referenced on page 46.

6.   We note your response to comment 19 from our letter dated March 10, 2010. Please include a citation for the Imperial Valley three year trial, and the trials at the USDA salinity laboratory.

7.   We note the revised disclosure on page 54 indicating that two of your distributors account for greater than 10% of your sales. Please disclose the actual percentage of sales associated with these two distributors.

8.   Please expand your page 57 statement that you have been in discussions with stevia processors to be consistent with page four as it relates to "no contracts in place."

9.   We note your response to comment 21 from our letter dated March 10, 2010 that you will file these exhibits in an amendment. Please allow sufficient time for us to review these exhibits and note we may have additional comments. In addition, the exhibits index does not refer to an agreement with SCALE Ag Services. Please revise.

Index to Financial Statements, F-1

10.   We note your response to our prior comment 28 and the related revisions to your filing. Your revised disclosure states that the financial statements of S&W Seed Company (a Delaware company), would be identical to those of Seed Holding, LLC. However, this statement does not appear to be entirely accurate (e.g. there are differences in the accounting for income tax expense between these entities). Please revise your disclosure to clarify this statement.

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, F-15

11.   We note your response to our prior comment 50 from our letter dated February 26, 2010. Please revise to disclose that the acquisition of S&W Seed Company (a California general partnership) was negotiated at arm's length and also tell us and revise to describe the events and circumstances that resulted in the bargain purchase of S&W Seed Company.

12. Based on the disclosure on F-7 it appears that the purchase agreement entered into in June 2008 between Seed Holding, LLC and S&W Seed Company (a California general partnership) was for the purchase of a 90% interest in the partnership to be consummated over a two-year period. Although you only acquired a 60% interest in the partnership in 2008, it appears to us that the purchase price of the remaining 30% interest was determinable at that time and was contingent based solely upon the passage of time. Please clarify our understanding of the nature of this contingency as it existed in 2008. Tell us how you analyzed the guidance set forth in paragraphs 25-27 of SFAS No. 141 in reaching the conclusion that the consideration associated with the remaining 30% interest should not be recognized in 2008. In addition, please provide us with courtesy copies of all purchase agreements related to Seed Holding, LLC's acquisition of S&W Seed Company (a California general partnership).

13. We are still evaluating your response to our prior comment 29 and will revisit the issue when we have completed our review of the accounting for the acquisition of S&W Seed Company (a California general partnership).

Part II

Item 15. Recent Sales of Unregistered Securities

14. We note your response to comment 33 from our letter dated March 10, 2010. However, we note the disclosure on page 73 and in note 10 to the financial statements on page F-22, which indicate the warrants were issued March 1, 2010. We reissue our prior comment.

Exhibits

15. We reissue comment 38 from our letter dated March 10, 2010. We are unable to locate the Continuing Security Agreement: Rights to Payment and Inventory or the other documents referenced in Section 3.1(b)(xiii) of Exhibit 10.3.

Exhibit 4.3

16. Your existing Form of Warrant indicates that, "[i]n certain cases, the sale of securities by the Company upon the exercise of [w]arrants may violate the securities laws of the United States, certain states thereof or other jurisdictions." Please advise us of the meaning of this statement and clarify why the warrant does not appear to more definitely prohibit exercise absent an effective registration statement.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Debra Weiner
       (650) 323-1108